OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 42634

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 EAST 63RD STREET
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE DABBAH — 212 697-9870
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of 31-Dec 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Steve Dabbah
Signature

PRESIDENT
Title

Notary Public

MOHAMED N MUNTAZ
Notary Public - State of New York
NO. 01MU6387355
Qualified in Queens County
My Commission Expires Feb 11, 2023

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [X] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

Financial Statements

December 31, 2020

Dabbah Securities Corp.
Table of Contents
December 31, 2020



WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dabbah Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dabbah Securities Corp.'s management. Our responsibility is to express an opinion on Dabbah Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dabbah Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Dabbah Securities Corp.'s financial statements. The supplemental information is the responsibility of Dabbah Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and the regulations under the Commodity Exchange Act. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Dabbah Securities Corp.'s auditor since 2009.

Woodbury, New York
February 12, 2021

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	4,223
Marketable securites		1,469,173
Due from broker		773,521
Other assets		42,340
Furniture, equipment and improvements, net of accumulated depreciation of $13,239		4,294
Total assets	$	2,293,551

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	18,909
Total liabilities	$	18,909

COMMITTMENTS & CONTINGENCIES - none

STOCKHOLDER'S EQUITY

Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$	59,800
Additional paid-in-capital		1,010,000
Retained earnings		1,204,842
Total stockholder's equity	$	2,274,642
Total liabilities and stockholder's equity	$	2,293,551

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

REVENUES		
Commissions	$	985,164
Trading losses, net of gains		(140,500)
Other income		4,284
Interest and dividends		29,104
Total revenues	$	878,052
EXPENSES		
Trading expenses and clearing charges	$	184,816
Employee compensation and related		191,178
Professional fees		95,267
License and registration fees		6,416
Communtications & technology		22,893
Depreciation		5,152
Occupany		30,000
Insurance		82,130
General, administrative and other		178,547
Total expenses	$	796,399
Net income	$	81,653

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid-In-Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2020	3,000	$ 59,800	$ 1,010,000	$ 1,123,189	$ 2,192,989
Net income	-	-	-	81,653	81,653
Balance at December 31, 2020	3,000	$ 59,800	$ 1,010,000	$ 1,204,842	$ 2,274,642

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	81,653
Adjustments to reconcile net income to net cash provided by operating activities:		
Trading losses, net of gains		140,500
Depreciation		5,152
Cash flow from changes in assets and liabilities:		
Purchases of marketable securities, net of sales		(46,596)
Increase in due from broker		(122,032)
Decrease in other assets		5,375
Decrease in accounts payable and accrued expenses		(39,490)
Total adjustments		(57,091)
Net cash provided by operating activities	$	24,562

CASH FLOWS FROM INVESTING ACTIVITIES

None	$	-

CASH FLOWS FROM FINANCING ACTIVITIES

Decrease in due to stockholder	$	(22,788)

Net change in cash	$	1,774
Cash at beginning of year		2,449
Cash at end of year	$	4,223

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$	-
Income taxes paid	$	-

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and an introducing broker registered with the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues and proprietary trading gains and losses are recorded on a trade date basis. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 12, 2021, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
      POLICIES (*continued*)

<u>Good Faith Deposit</u>

At December 31, 2020 the Company maintained Good Faith Deposits totaling approximately $61,000 with its current clearing/trading firms. The Company's active deposits are invested in U.S Treasury Bills and are included in Due From Broker on the accompanying financial statements.

<u>Income Taxes</u>

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

<u>Due To/From Broker</u>

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – DUE FROM STOCKHOLDER

As of December 31, 2020, the Company's stockholder has received short-term advances amounting to $4,273. These advances are due on demand without interest.

NOTE 3 – FURNITURE, EQUIPMENT & IMPROVEMENTS

Furniture, equipment and improvements are stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives.

A summary of furniture, equipment and improvements is as follows:

Furniture, equipment & improvements	$	17,533
Less accumulated depreciation		(13,239)
Net	$	4,294

NOTE 4 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 2020 marketable securities consisted of common stocks ($1,429,205) and mutual funds ($39,968).

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,345,890 which was $1,245,890 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0140 to 1.

NOTE 6 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 7 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 8 – CREDIT AND OFF-BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. The Company's clearing broker will require the Company to fulfill the obligation of a customer account that goes into default. The Company monitors customer accounts intraday to mitigate such risk.

NOTE 9 – NEW ACCOUNTING STANDARDS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 was effective for the Company's fiscal year ending December 31, 2019. As of December 31, 2020, the Company does not have any leases meeting the criteria of the new accounting standards.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

NET CAPITAL	
Total stockholder's equity	$ 2,274,642
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	$ 2,274,642
Additions: none	
Deductions:	
Non-allowable assets	$ (69,134)
Proprietary charges on commodities	(537,807)
Total deductions	$ (606,941)
Net capital before haircuts on securities positions	$ 1,667,701
Haircuts on securities	(321,811)
Net capital	$ 1,345,890
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 18,909
Total aggregate indebtedness	$ 18,909
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 1,261
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 1,245,890
Net capital less 120% of minimum required	$ 1,225,890
Ratio: Aggregate indebtedness to net capital	.0140 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2020)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 1,345,890
No differences	-
Net capital per above	$ 1,345,890



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Dabbah Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dabbah Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dabbah Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Dabbah Securities Corp. stated that Dabbah Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Dabbah Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dabbah Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

DABBAH SECURITIES CORP.
167 EAST 63RD STREET
NEW YORK, NY 10065

Exemption Report

Dabbah Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(K)(2)(ii).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(K)(2)(ii) throughout the most recent fiscal year (December 31, 2020) without exception.

Dabbah Securities Corp.

I, Steve Dabbah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Steve Dabbah

Steve Dabbah, President

Date: February 12, 2021



WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of
Dabbah Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Dabbah Securities Corp. (the Company), as of and for the year ended December 31, 2020, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of the minimal financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described herein, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report recognizes that it is not practical in an organization the size of Dabbah Securities Corp. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of Management, the CFTC and other agencies such as the National Futures Association ("NFA") which rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2021



WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED UPON PROCEDURES

To the Board of Directors of Dabbah Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dabbah Securities Corp. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dabbah Securities Corp. for the year ended December 31, 2020 , solely to assist you and SIPC in evaluating Dabbah Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dabbah Securities Corp.'s management is responsible for Dabbah Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York

February 12, 2021

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended Dec 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-42634 - FINRA DEC

Dabbah Securities Corp
167 East 63rd Street
New York, NY 10065-7405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steve Dabbah 212 983-5744

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 278

B. Less payment made with SIPC-6 filed (exclude interest) (45)
July 29, 2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 233

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 233

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 233.00 (ck. 7891) 2/2/21

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dabbah Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of February, 2021.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 878,051

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. — 30,122

(3) Net loss from principal transactions in commodities In trading accounts. — 110,378

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 140,500

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,986

(2) Revenues from commodity transactions. — 707,308

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 123,848

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred In connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____

Enter the greater of line (i) or (ii)

Total deductions — 833,142

2d. SIPC Net Operating Revenues — $ 185,409

2e. General Assessment @ .0015 — $ 278

(to page 1, line 2.A.)

2